SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Prima BioMed Ltd
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

74154B203
(CUSIP Number)

May 26, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74154B203	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Bergen Global Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 24,555,820
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 24,555,820
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,555,820
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 74154B203	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Bergen Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 24,555,820
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 24,555,820
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,555,820
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 74154B203	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Eugene Tablis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 24,555,820
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 24,555,820
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,555,820
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74154B203	13G	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Prim BioMed Ltd (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at Level 7, 151 Macquarie Street, Sydney, 2000 New South Wales, Australia.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Bergen Global Opportunity Fund, LP, a Delaware limited partnership (the "Bergen Fund"), with respect to the Shares (as defined below) directly held by it;

(ii)	Bergen Asset Management, LLC, a Delaware limited liability company ("Bergen Investment Management"), with respect to the Shares directly held by the Bergen Fund; and

(iii)	Mr. Eugene Tablis ("Mr. Tablis") with respect to the Shares directly held by the Bergen Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Bergen Investment Management serves as the investment manager to the Bergen Fund. Bergen Partners, LLC, a Delaware limited liability company, is the general partner of the Bergen Fund. Mr. Tablis is the Chief Investment Officer and Managing Director of Bergen Investment Management. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Bergen Asset Management, LLC, 1450 Broadway, 36th Floor, New York, NY 10018.

Item 2(c).	CITIZENSHIP:

The Bergen Fund is a Delaware limited partnership. Bergen Investment Management is a Delaware limited liability company. Mr. Tablis is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, no par value (the "Shares").

CUSIP No. 74154B203	13G	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER:

74154B203

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_______________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages used herein are calculated based upon 1,739,133,101 Shares outstanding, as reported in Appendix 3B filed with the Australian Securities Exchange on June 4, 2015.

On the date of the event which requires the filing of this Schedule 13G, each of the Reporting Persons may have been deemed to be the beneficial owner of more than five percent of the Shares.

CUSIP No. 74154B203	13G	Page 7 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74154B203	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 5, 2015

Bergen Global Opportunity Fund, LP

By: Bergen Asset Management, LLC, its Investment Manager

By:	/s/ Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

BERGEN ASSET MANAGEMENT, LLC

By:	Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

/s/ Eugene Tablis
EUGENE TABLIS

CUSIP No. 74154B203	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 5, 2015

Bergen Global Opportunity Fund, LP

By: Bergen Asset Management, LLC, its Investment Manager

By:	/s/ Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

BERGEN ASSET MANAGEMENT, LLC

By:	Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

/s/ Eugene Tablis
EUGENE TABLIS